Filed pursuant to Rule 424(b)(3)

File No. 333-181360

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED JANUARY 12, 2015

TO THE PROSPECTUS DATED MARCH 28, 2014

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated March 28, 2014, Supplement No. 1 thereto dated April 8, 2014, Supplement No. 2 thereto dated May 6, 2014, Supplement No. 3 thereto dated August 5, 2014, and Supplement No. 4 thereto dated November 6, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	our issuance of Preferred Units and a summary of related amendments to the Amended and Restated Limited Liability Company Agreement and the December 30, 2011 Credit Agreement; and
•	our entrance into a Loan Purchase and Sale Agreement.

Status of Our Offering

We commenced the public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. Through December 31, 2014 we have received aggregate gross offering proceeds of approximately $5,838,099 from the sale of Notes in our offering. As of December 31, 2014, approximately $694,161,901 in Notes remained available for sale to the public under our Notes offering. On July 30, 2014, our board of managers approved an extension of the offering to October 4, 2015. Therefore, the Notes offering will not last beyond October 4, 2015, unless further extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Notes offering at any time.

Issuance of Preferred Units

On December 31, 2014, we entered into a Series B Cumulative Redeemable Preferred Unit Purchase Agreement (the “Preferred Unit Purchase Agreement”) with Investor’s Mark Acquisitions, LLC (“IMA”), pursuant to which, as described in the underlying documents, we agreed to issue and sell to IMA, in a single closing, 10 Series B Cumulative Redeemable Preferred Units at a liquidation preference of $100,000 per unit (the “Preferred Units”) in consideration for IMA agreeing to convert into Preferred Units an aggregate of $1,000,000 of the balance (the “Investment”) of the Subordinated Promissory Note executed by us in favor of IMA dated December 29, 2010 (the “Note”), through which IMA made a loan to us in the amount of $1,500,000. We further agreed to eliminate the remaining balance of the Note by: (i) depositing at closing $125,000 into the interest escrow established pursuant to the Credit Agreement, and (ii) refunding the balance of $375,000 to the Purchaser, in immediately available funds, upon the payment in full of the balance due on the loan extended to BMH for construction of homes on lot 5 of the Tuscany subdivision pursuant to the Sixth Amendment to Credit Agreement.

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On December 31, 2014 (the “Closing Date”), IMA invested $1 million in us, in exchange for which IMA received 10 Preferred Units. On the Closing Date, we delivered to IMA an entry on its books and records representing 10 Preferred Units, equal to an Investment of $1,000,000, at which time the remaining balance due from us on the Note was reduced by an amount equal to the Investment ($1,000,000). On the Closing Date, we also deposited $125,000 into the interest escrow established pursuant to the Credit Agreement. The proceeds received from the sale of the Preferred Units shall be used solely for (i) the conversion of $1,000,000 of our debt on the Note into preferred equity in us in favor of IMA; and (ii) for the payment of the costs, expenses, and fees incurred or to be incurred in connection with its entry into Preferred Unit Purchase Agreement, and the transactions contemplated thereby.

Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement

In connection with the Preferred Unit Purchase Agreement and Investment, we entered into Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement (the “Amendment”) with IMA. The Amendment sets forth the key terms of the Preferred Units which are summarized below.

Distribution Rate

Distributions on each Preferred Unit (the “Current Distributions”) shall be payable quarterly, at an annual fixed rate of 10% (the “Pay Rate”), until the redemption of such Preferred Units in accordance with Section 5 of the Amendment (each such period a “Current Distribution Period”). Current Distributions shall be cumulative from the applicable date of issuance at the Pay Rate, and shall be declared and payable quarterly on February 28, May, 31, August 31, and November 30 of each year or, if not a business day, the next succeeding business day, commencing on May 31, 2015, and will be computed on the basis of a 360 day year and 90 days in the applicable period.

Current Distributions are payable only as a distribution on income. In the event that we have no net income during any given Current Distribution Period, the amount due is rolled forward to the next Current Distribution Period, which may continue only through the fourth quarter distribution of any year (which occurs in the following year), but no further. Accumulated but unpaid Current Distributions, if any, on the Preferred Units will not accrue interest.

Redemptions

The Preferred Units may be redeemed by us, in whole or in part, at our option at any time. The redemption price for the Preferred Units will be equal to a redemption price per unit in cash in an amount equal to (the “Redemption Price”) the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption. The Preferred Units to be redeemed shall be determined at the sole discretion of our board of managers.

Covenants

The Amendment contains a number of covenants applicable to us, including, but not limited to, certain covenants that require us to take all necessary steps to ensure that neither us nor any of our Subsidiaries shall become an “investment company” within the meaning of such term under the Investment Company Act of 1940, and covenants that require us to give to each holder of Preferred Units written notice with regard to events reasonably expected to have a Material Adverse Effect on us or our Subsidiaries, or the occurrence of a Change of Control as defined in the Amendment.

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Protective Provisions

Pursuant to the terms of the Amendment, we and our subsidiaries are prohibited from undertaking the following activities while the Preferred Units are outstanding without first obtaining the prior written consent of the holders of a majority of the Preferred Units then outstanding (capitalized terms are as defined in the Amendment):

•	engaging in a Change of Control; or
•	engaging in a sale of all or substantially all of such entity’s assets, tender offer for all or substantially all of its Common

Units, shares of common stock or other common equity securities, as the case may be, or other similar transaction.

Seventh Amendment to the Credit Agreement

On December 31, 2014, we entered into a Seventh Amendment (the “Seventh Amendment”) to that certain Credit Agreement between us, Benjamin Marcus Homes, L.L.C. (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”), and Mark L. Hoskins (the “Credit Agreement”), pursuant to which we amended certain definitions and provisions with regard to the Preferred Unit Purchase Agreement. Specifically, the definition of “SF Note” in Section 1.01 of the Credit Agreement was amended to include the Series B Cumulative Redeemable Preferred Unit Purchase Agreement between us and IMA. Moreover, Section 2.03(a)(ii) of the Credit Agreement, pertaining to the existing IMA Note, was revised to set the interest at a rate equal to Lender's Cost of Funds, plus two percent, and the third sentence of Section 2.14 was amended to note that distributions paid by Lender on the SF Note would also fund the Interest Escrow. Finally, Section 2.18 of the Credit Agreement was amended to omit reference to the SF Note as related to the Development Notes balance.

Except as set forth in the Seventh Amendment, all other material terms of the loans are governed by the terms of the Credit Agreement.

Entrance into a Loan Purchase and Sale Agreement with 1st Financial Bank USA

On December 24, 2014, we entered into a Loan Purchase and Sale Agreement (the “Agreement”) between us and 1st Financial Bank USA (“1st Financial”), a South Carolina chartered banking corporation. Subject to the terms and conditions of to the Agreement, 1st Financial has the option, from time to time, to purchase from us senior priority participation interests of up to $249,999.00 (“Senior Interests”) in certain loans made to fund the vertical construction of one to four family residential dwellings, that have been approved by 1st Financial’s internal credit committee (referred to herein as “Eligible Loans”). Each Eligible Loan will be evidenced by notes secured by, among other things, mortgages or deeds of trust encumbering the respective construction properties. Under the Agreement, we are also required to offer to sell Senior Interests in Eligible Loans to 1st Financial during an “Exclusivity Period”. Specifically, during this Exclusivity Period, 1st Financial has the right to purchase a Senior Interest in any Eligible Loan to any borrower of Shepherd’s Finance that 1st Financial has previously purchased a Senior Interest in a previous Eligible Loan to the same borrower (a “Triggering Borrower”) from us, and this Exclusivity is only under specific conditions outlined in Sections 1.2 and 2.7 of the Agreement. Outside of any Exclusivity Period, only to the extent that we desire to sell a participation interest in an Eligible Loan to a Triggering Borrower, we are required to first offer a Senior Interest in such Eligible Loan to 1st Financial prior to offering to another potential purchaser. In all cases, 1st Financial will make an independent credit decision to purchase a Senior Interest or not in its sole discretion.

The purchase price for each Senior Interest purchased by 1st Financial shall be expressed in a “Loan Notification” (as described in Section 2.1 of the Agreement) and, unless otherwise agreed by the parties, shall be an amount equal to the lesser of (i) an amount equal to 50% of the Eligible Balance of an Eligible Loan (as defined in Section 1.2 of the Agreement) at the time of the closing of sale of the Senior Interest in such Eligible Loan and (ii) the Senior Loan Amount (as defined below); provided that the purchase price shall not include any loan fee or portion thereof. Unless another amount is set forth in the Loan Notification, the “Senior Loan Amount” shall be equal to the lowest of (i) 55% of the Shepherd’s-approved appraised value of the property securing the loan, (ii) $249,999.00, and (iii) 50% of the maximum principal amount of the Eligible Loan after deducting the loan fee. Except as otherwise provided in the Agreement, interest on the purchase price and all advances shall accrue at a per annum interest rate equal to the greater of (i) 10% per annum, or (ii) the effective interest rate of the Eligible Loan pursuant to the Loan Documents (as described in Section 1.2 of the Agreement). 1st Financial’s share of such interest shall be calculated based on the actual days that a Senior Interest is funded by 1st Financial. All other amounts payable by a borrower in respect of the obligations under an Eligible Loan shall be determined in accordance with the Loan Documents. 1st Financial shall not be entitled to any portion of the loan fee charged to the borrower, and we shall generally be the servicer of each Eligible Loan.

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Pursuant to the procedures set forth in Sections 5.7 through 5.9 of the Agreement, we, upon written notice to 1st Financial, shall have the right at any time (the “Call Option”) to repurchase from 1st Financial any Senior Interest. The Call Option purchase price for each Senior Interest shall be an amount equal to the outstanding principal amount of the Senior Interest held by 1st Financial plus accrued interest, provided that if the aggregate interest paid to 1st Financial in respect of such Senior Interest as of the repurchase date shall be less than four percent (4%) of the total commitment amount of 1st Financial in respect of such Senior Interest, then the purchase price shall be increased by an amount equal to such shortfall. Likewise, 1st Financial, upon written notice to us, shall have the right at any time (the “Put Option”), to elect to require us to repurchase any Senior Interest, or any portion of a Senior Interest held by 1st Financial. The Put Option purchase price shall be an amount equal to the outstanding principal amount of such Senior Interest held by 1st Financial plus accrued interest, provided that the aggregate put prices payable in respect of all Senior Interests put to us during any trailing twelve (12) month period ending on the date of the put notice shall never exceed the Put Option Limit, which is an amount equal to 10% of all fundings made by 1st Financial to us under the Senior Interest during such twelve month period.

Under the Agreement, prior to the full payment of all amounts due to 1st Financial in respect of all funded Senior Interests: (a) all payments by us or 1st Financial from or on behalf of borrowers under or pursuant to the Loan Documents will be applied first, to the payment of any amounts due to 1st Financial in respect of such funded Senior Interests, and second, to the payment of any amounts due to us in respect of the subordinated portion of such Eligible Loans; (b) all payments received by us or 1st Financial in connection with a realization on any loan collateral will be applied first, to the payment of any amounts due to 1st Financial in respect of the Senior Interests, and second, to the payment of any amounts due to us in respect of the subordinated portion of such Eligible Loans; and (c) our rights in and to the loan collateral or any security interests granted under Loan Documents shall be subordinated to any and all rights of 1st Financial in and to such collateral and interests.

Unless otherwise agreed to in writing by the parties, the Agreement shall terminate: (a) when the entire indebtedness due under the Loan Documents for all Senior Interests held by 1st Financial shall have been paid, and we have paid to 1st Financial all amounts due under the Agreement, and no new amounts become due thereunder within 30 days thereafter; or (b) when all Senior Interests and subordinated portions of the Eligible Loans and the rights under the Agreement relating thereto shall be owned and held by one person, firm or corporation for its own account for a period exceeding 30 days; or (c) upon written notice by either party to the other if 1st Financial has not purchased a Senior Interest on or before March 1, 2015. However, no such termination in (a) or (b) above shall occur during an Exclusivity Period.

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